Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: March 28, 2017

Scotia Howard Weil
2017 Energy Conference

Lorenzo Simonelli
President and CEO, GE Oil and Gas

New Orleans, March 28, 2017

Tightening Oil supply/demand ... some uncertainty remains
Supply and demand tightening ... a good sign
Mbbl/d
102
100
98
96
94
92

FORECAST
3
2
1
-
(1)

Q1'15  Q3'15  Q1'16  Q3'16  Q1'17  Q3'17  Q1'18 Q3'18
Demand
Supply
Implied Balance (RHS)
(Supply - Demand)

New investment will be needed
Mbbl/d
120
100
80
60
40
20
0

FORECAST
Business as Usual
New Policies Scenario
'2 degrees' Scenario
2000  2010  2020  2030  2040
Producing
Under Development
Demand Scenarios

What's changing? Supply/demand tightening ... inventory
levels continue to warrant caution OPEC/Russia compliance
looks promising ... wildcard on sustainability and US
response Significant investment in oil and gas projects needed
.... in any scenario Focus on lowering cost/barrel ...
critical to win

Source: EIA, IEA, Rystad Energy, Morgan Stanley Research

Gas critical in energy transition
Gas growing 2X other fossils ... LNG share of trade
(up arrow) 2X by '40
(TCM/Y)
Gas Demand
LNG
3.5
4.0+
'16
'25
Gas ...
1.5-2%
CAGR
LNG ...
4-5% CAGR
% of Global energy mix
23%
24-25%

What's changing?
Gas gaining share in global energy mix ... playing stronger
role in Power Generation

Shale supply growth from US outpaces conventional gas LNG

required to connect demand to supply ... 2X trade vs. 2000
Advanced technology solutions driving productivity required
to facilitate energy transition

Demand outlook intact ... delivering productivity is
critical

Source: BP Energy Outlook 2017, IEA, GE Internal Analysis

Success means disrupting the productivity conundrum

1 Impact across the value chain ... task focus not enough to make a real impact
2 Lead in technology ... players without differentiated
technology will be commoditized
3 Demonstrate a clear path from big data
   to better outcomes
4 Innovate commercial offerings ... enable true customer
collaboration
5 Drive a performance culture

NewCo has unparalleled offering ... delivering value for
customers + investors

1. Impact across the value chain

Baker Hughes, a GE Company will have a unique portfolio

Drilling and Evaluation
Completion and Production
LNG and Pipeline Solutions
Refinery and Petrochemical Solutions
Find and produce hydrocarbons
Transport hydrocarbons
Process and market products
Digital Solutions
Broad portfolio ... fullstream capability for Land and
Offshore solutions

# Working across the value chain … case study stranded gas



LNG solutions
Condition Monitoring
Flow & process technologies
Digital enables End-to-end connectivity
Gas engines
Power generation
Inspection technologies
Pipeline solutions
Pressure control
Oilfield power gen
Drilling services
Completions
Downhole technology

## Challenges & Opportunities

- 30 – 50% of global gas reserves stranded
- Tough geographies ... infrastructure, financing, know how
- 350 TCF of nat gas can be produced for <$0.6/MMBtu

## Distinctive solutions

- Fullstream portfolio + GE Store
- Company to country approach
- GE financing capability

Source: EIA Resources to Reserves 2013, Rystad UCube

7

2. Be a technology leader

Addressing LNG market challenges
High variation in project costs
LNG FOB Price $/Mbtu
Target zone for industry
12
10
8
6
4
2
0 500 1000 1500

Plant Cost $/TPA
FLNG
Brownfield
Greenfield

Shifting dynamics for LNG investments
1.9 mtpa
0.9
'13   '16
56%
Average Offtake Contract Volume
14yrs
8
'13   '16
45%
Average Offtake Contract Length
~47%
'13   '16
47%
Non-investment grade LNG buyers % of total

Dynamics
Outlook intact ... LNG demand growing at 4-5% CAGR
Significant Cost / TPA fluctuation from target zone of
~less$500 $/TPA Shorter, smaller offtake contracts ...
financing more challenging

GE leadership
Technology leadership
Modular solutions
Efficiency / uptime guarantees
Flexible commercial solutions
Sources: GE internal analysis, IHS, Shell LNG Outlook, BP
Energy Outlook

# GE's leading LNG offerings

## Turbines, Compressors, Drivers



+

## Digital Solutions & Services



+

## Financing Solutions



**~300 MTPA**
Powered by GE technology

**~410 CCs ~330 GTs**
Largest installed base

**40%+**
Of installed base is digitally connected

Participated in financing of
**$40B+**
LNG projects since 2005 [a]

## Best–in-class & most referenced technology

- Highest power density … footprint ↓30%
- eLNG solutions … VSI Induction CAPEX ↓10% vs. LCI

## Pushing boundaries with customers

- Fastest speed to market with modular solutions … lead times ↓30%
- Product Co-development … innovating to push technology boundaries

## Lowest total cost of ownership

- Industry best efficiency & availability ratings … 25-40% TCO reduction
- MTBM extension and downtime reduction

(a Denotes size of overall project costs

10

Unparalleled execution capability
Aasta Hansteen Project
Statoil... first deep-water development in Norwegian Sea...
deepest 36' pipeline
First LM6000 MD application in Offshore... optimizing
footprint  30% weight  5%

Freeport LNG
Main refrigeration compressor trains, driven by GE
variable-speed drive electric motors ... emissions  32%
Advanced full load string testing and engineering
Equipment financing, debt and export credit

30%
Footprint Reduction
5%
Weight Reduction
32%
Emissions Reduction

3. Demonstrate clear path from Big Data to better outcome

Digital is here. It is a Reality.

The Opportunity
$220B
Potential O and G savings by 2035 from technology-driven
productivity
$2B+
Annual APM Opportunity for O and G
less 1%
Of available data is used to make decisions

Our View
80% of O and G execs see Digital as top 5 priority ...
companies will have to prove their worth over the next 12-18 months
People investment is key ... ~600 GE O and G data scientists by year end 2017 ... 175 in Silicon Valley
Adoption will create value ... Silicon Valley and Oilfield
must meet half-way

Next 12-24 Months
3-5%
O and G productivity enabled by Digital ... CAPEX + OPEX
1%
1% NPT reduction: $10B+ productivity opportunity on
ESP's ... $5B+ on Rod Pumps
++
New business models emerging ... OaaS
Digital will unlock additional 3-5% productivity

# GE's leading portfolio of Digital businesses

## Sensing capabilities at the edge … a GE strength



### Vibration Sensors
- ✓ 350K connected machines
- ✓ 4MM+ installed sensors



### Harsh Environment Sensors
- ✓ Leader in Subsea leak detection
- ✓ Leader in high temperature applications



### Corrosion Monitoring & Inspection
- ✓ Advanced inspection capabilities
- ✓ 1.2MM KM of pipelines inspected

## Software … rapidly expanding product suite

### Edge to Cloud Connectivity

**1,700**
CUSTOMERS ON SYSTEM 1

**>24K**
ASSETS UNDER MANAGEMENT

**>170 TB**
DATA UNDER MANAGEMENT

### Digital Twin … Material Science, Physics + Analytics

**15%**
NPV IMPROVEMENT OPPORTUNITY
↑ Yield ↓ OPEX

BITSTEW SYSTEMS
From GE Digital



### Asset Performance Management

meridium + GE = MOST COMPLETE APM SUITE

**>120**
ACTIVE APM CUSTOMERS IN O&G

### Fastest Growing Ecosystem … Unmatched Investment Rate

**\$1.5B+** -a)
ACQUISITIONS IN PAST 12M

**400+** -a)
PREDIX PARTNERS

meridium · servicemax · SAP · Microsoft · amazon webservices

**Full set of capabilities … GE + Non-GE equipment**

14

(a- Total GE Company Digital data

# Advanced software solutions for the industrial world

**Customer Challenges** | **GE Value Proposition**



bp

### Asset Performance Management

- Multiple tools for process surveillance
- No prescriptive analytics in use

**25M** Calculations per day

**24/7** Analytics & optimization

**~$100M** For every 1% efficiency gain



Chevron
bp

### Predictive Corrosion Management

- 30% of refining maintenance cost can be directly related to corrosion[a)]
- ~$32B annual direct cost of corrosion[a)]

**10K+** Measurement points by end of '17

**~$50M+** Potential savings per refinery



Avitas Systems
a GE venture

### Automated Inspection for Flare Stacks

- Labor intensive processes
- Inspection areas hard to reach

**Robotic- and Sensor-Based Inspection** + **Data Analytics** + **Risk-Based Outputs**


ROBOTICS
SENSORS
+
DATA ANALYTICS
+
DATA DASHBOARD

(a- Represents industry wide numbers, not customer specific

15

4. Innovate commercial offerings

# Expanding CSA offerings further into Oil & Gas industry

## Growing Services backlog through downturn

($ in billions)



$12.9
$13.4
$14.3
'14
'15
'16

### Advantages

**Customer view**

- ↑ Availability
- ↑ Intervals b/w maintenance
- ↑ Efficiency

**GE view**

- ✓ Data rich, 1B+ operating hrs
- ✓ Incentives aligned
- ↑ Earnings, Cash visibility

## Expanding offerings along the value stream

DONGGI SENORO



**1st** performance driven contract with bonus scheme linked to customer production

PERU LNG



**13-year** service agreement covering all major maintenance requirements

DIAMOND



**Industry-first** performance based CSA … GE Energy Financial Services support

Life of Field



**Comprehensive** life of well solutions … maintenance, intervention and upgrades

Note: Backlog, a Non-GAAP measure, as per GE Oil & gas Supplemental Selected Financial Information, Jan 26th 2017

17

5. Drive a performance culture

# Integration update

| Oct '16 | Dec '16 | 1H '17 | Mid-'17 |
|---|---|---|---|
| Deal announcement | Joint integration planning team operational | Detailed transaction execution & integration planning | Anticipated deal close |

## Integration update

- ✓ Continuous customer engagement … very positive feedback
- ✓ Employee outreach and communications ongoing … 40+ regional roadshows completed to date
- ✓ Decisions made on core processes & systems
- ✓ Regulatory process underway
- ✓ Expect to make initial S-4 filing later today [–a)]

## Synergy workstreams generated 350+ ideas

Synergy plan


$0.7
$1.2
$1.6
'18
'19
'20

**350+** Synergy Ideas Generated

**150+** Prioritized Synergy Opportunities

**Integration planning on track … >$1.6B synergy ideas generated**

(a- Commences SEC review

19

Summary

Work across the value chain ... Unparalleled capability
Technology leader ... World-class portfolio of businesses
Digital capability ... Transforming industry Commercial
innovation ... Long history of performance-based contracts
Performance culture ... What GE is built on

GE

Additional Information and Where to Find It
In connection with the proposed transaction between GE and
Baker Hughes, Bear Newco, Inc. ("Newco") will prepare and
file with the SEC a registration statement on Form S-4 that
will include a combined proxy statement/prospectus of Newco
and Baker Hughes (the "Combined Proxy
Statement/Prospectus"). Baker Hughes and Newco will prepare
and file the Combined Proxy Statement/Prospectus with the
SEC, and Baker Hughes will mail the Combined Proxy
Statement/Prospectus to its stockholders and file other
documents regarding the proposed transaction with the SEC.
This communication is not a substitute for any proxy
statement, registration statement, proxy
statement/prospectus or other documents Baker Hughes and/or
Newco may file with the SEC in connection with the proposed
transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO
READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY
STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY
AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY
STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER
HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED
TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT
INFORMATION. Investors and security holders will be able to
obtain free copies of the Combined Proxy
Statement/Prospectus and other documents filed with the SEC
by Baker Hughes and/or Newco through the website maintained
by the SEC at www.sec.gov. Investors and security holders
will also be able to obtain free copies of the documents
filed by Newco and/or Baker Hughes with the SEC on Baker
Hughes' website at http://www.bakerhughes.com or by
contacting Baker Hughes Investor Relations at
alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation
This communication is for informational purposes only and
not intended to and does not constitute an offer to
subscribe for, buy or sell, the solicitation of an offer to
subscribe for, buy or sell or an invitation to subscribe
for, buy or sell any securities or the solicitation of any
vote or approval in any jurisdiction pursuant to or in
connection with the proposed transaction or otherwise, nor
shall there be any sale, issuance or transfer of securities
in any jurisdiction in contravention of applicable law. No
offer of securities shall be made except by means of a
prospectus meeting the requirements of Section 10 of the
Securities Act of 1933, as amended, and otherwise in
accordance with applicable law.

Participants in the Solicitation
GE, Baker Hughes, Newco, their respective directors,
executive officers and other members of its management and
employees may be deemed to be participants in the
solicitation of proxies in connection with the proposed
transaction. Information regarding the persons who may,
under the rules of the SEC, be deemed participants in the
solicitation of proxies in connection with the proposed
transaction, including a description of their direct or
indirect interests, by security holdings or otherwise, will
be set forth in the Combined Proxy Statement/Prospectus and
other relevant materials when it is filed with the SEC.
Information regarding the directors and executive officers
of GE is contained in GE's proxy statement for its 2017
annual meeting of stockholders, filed with the SEC on March
8, 2017, its Annual Report on Form 10-K for the year ended
December 31, 2016, which was filed with the SEC on February
24, 2017 and certain of its Current Reports filed on Form
8-K. Information regarding the directors and executive
officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form
10-K for the year ended December 31, 2016, which was filed
with the SEC on February 8, 2017 and certain of its Current
Reports filed on Form 8-K. These documents can be obtained
free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements
This communication contains "forward-looking" statements as
that term is defined in Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange
Act of 1934, as amended by the Private Securities Litigation
Reform Act of 1995, including statements regarding the
proposed transaction between GE and Baker Hughes. All
statements, other than historical facts, including
statements regarding the expected timing and structure of
the proposed transaction; the ability of the parties to
complete the proposed transaction considering the various
closing conditions; the expected benefits of the proposed
transaction such as improved operations, enhanced revenues
and cash flow, synergies, growth potential, market profile,
customers' business plans and financial strength; the
competitive ability and position of the combined company
following completion of the proposed transaction, including
the projected impact on GE's earnings per share; the
projected future financial performance of GE Oil and Gas,
Baker Hughes and Newco; oil and natural gas market
conditions; costs and availability of resources; legal,
economic and regulatory conditions; and any assumptions
underlying any of the foregoing, are forward-looking
statements. Forward-looking statements concern future
circumstances and results and other statements that are not
historical facts and are sometimes identified by the words
"may," "will," "should," "potential," "intend," "expect,"
"endeavor," "seek," "anticipate," "estimate,"
"overestimate," "underestimate," "believe," "could,"
"project," "predict," "continue," "target" or other similar
words or expressions. Forward-looking statements are based
upon current plans, estimates and expectations that are
subject to risks, uncertainties and assumptions. Should one
or more of these risks or uncertainties materialize, or
should underlying assumptions prove incorrect, actual
results may vary materially from those indicated or
anticipated by such forward-looking statements. The
inclusion of such statements should not be regarded as a
representation that such plans, estimates or expectations
will be achieved. Important factors that could cause actual
results to differ materially from such plans, estimates or
expectations include, among others, (1) that one or more
closing conditions to the transaction, including certain
regulatory approvals, may not be satisfied or waived, on a
timely basis or otherwise, including that a governmental
entity may prohibit, delay or refuse to grant approval for
the consummation of the proposed transaction, may require
conditions, limitations or restrictions in connection with
such approvals or that the required approval by the
stockholders of Baker Hughes may not be obtained; (2) the
risk that the proposed transaction may not be completed in
the time frame expected by GE or Baker Hughes, or at all;

(3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected
financial performance of the combined company following
completion of the proposed transaction; (5) failure to
realize the anticipated benefits of the proposed
transaction, including as a result of delay in completing
the proposed transaction or integrating the businesses of
GE, Baker Hughes and Newco; (6) the ability of the combined
company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the
combined company; (8) inability to retain and hire key
personnel; (9) the occurrence of any event that could give
rise to termination of the proposed transaction; (10) the
risk that stockholder litigation in connection with the
proposed transaction or other settlements or investigations
may affect the timing or occurrence of the contemplated
merger or result in significant costs of defense,
indemnification and liability; (11) evolving legal,
regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price
changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time
to time in GE's and Baker Hughes' reports filed with the
SEC, including GE's and Baker Hughes' annual report on Form
10-K, periodic quarterly reports on Form 10-Q, periodic
current reports on Form 8-K and other documents filed with
the SEC. The foregoing list of important factors is not
exclusive. Any forward-looking statements speak only as of
the date of this communication. Neither GE nor Baker Hughes
undertakes any obligation to update any forward-looking
statements, whether as a result of new information or
developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.